

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 10, 2009

Mr. David H. Dingus
Principal Executive Officer
AZZ incorporated
One Museum Place, Suite 500
3100 West Seventh Street
Fort Worth, TX 76107

      RE: **AZZ incorporated**
                Form 10-K for the fiscal year ended February 28, 2009
                and Document Incorporated by Reference
                Filed May 12, 2009
                File No. 001-12777

Dear Mr. Dingus:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                /s/ Jay Knight

                                for Robert Bartelmes
                                Senior Financial Analyst

cc: <u>By facsimile to (817) 878-9709</u>
            F. Richard Bernasek
            (Kelly Hart & Hallman LLP)